SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2011
G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein are a proxy statement and proxy card to be sent to shareholders in connection with the General Meeting of Shareholders scheduled for October 6, 2011

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: September 6, 2011	By:	/s/ Baruch Shusel
Name: Baruch Shusel
Title: Chief Financial Officer

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel
Tel: 972-8-9321000; Fax: 972-8-9321003

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 6, 2011

NOTICE IS HEREBY GIVEN that on Thursday, October 6, 2011, at 4:00 p.m. Israeli time, the Annual General Meeting of Shareholders (the “Meeting”) of G. Willi-Food International Ltd. (the “Company”) will be held at the offices of the Company at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel.

The matters on the agenda of the Meeting and the summary of the proposed resolutions are as follows:

1.	To re-elect Mr. Joseph Williger, Mr. Zwi Williger and Mr. Haim Gertel, as Directors of the Company, each to hold office subject to the Company’s Articles of Association and the Israeli Companies Law;

2.
To approve the re-appointment of Deloitte Touche Tohmatsu - Brightman, Almagor, Zohar & Co. CPA (ISR) as the Company’s independent auditors for the year ending December 31, 2011 and for the period until the next Annual General Meeting of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration;

3.	To approve amendments to the Company’s Articles of Association in order to comply with the recent Amendment No. 16 to the Israeli Companies Law, 5759-1999;

4.
To approve the extension and amendment to the management services agreements entered into by the Company with companies controlled by each of Messrs. Zwi Williger and Joseph Williger, respectively, as of September 15, 2011, pursuant to which Zwi Williger will serve as the active Chairman of the Board of Directors of the Company and Joseph Williger will be appointed as President of the Company;

5.
To approve the extension of the exemption and indemnification letters for Directors and Officers who are deem to be the Controlling Shareholders of the Company (as such terms are defined in the Israeli Companies Law);

6.	To appoint Ms. Lital Williger, the daughter of Mr. Joseph Williger, as a marketing manager in the Company and to approve her compensation; and

7.	To approve the extension of the Service Agreement entered between the Company and Willi Food Investments Ltd., the controlling shareholder of the Company.

In addition, at the Meeting, the shareholders will be requested to consider the financial statements of the Company for the fiscal year ended December 31, 2010, together with the report of the auditors thereon and the report of the Board of Directors for such year.

A shareholder who wishes to vote at the Meeting, but who is unable to attend in person, may appoint a representative to attend the Meeting and vote on such shareholder’s behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting (no later than October 4, 2011 at 4:00 p.m (Israel time)).

In addition, whether or not a shareholder plans to attend, a shareholder can ensure his vote is represented at the Meeting by promptly completing, signing, dating and returning his proxy (in the form attached) in the enclosed envelope to the offices of the Company or the offices of the Company’s transfer agent no later than 48 hours prior to the Meeting (no later than October 4, 2011 at 4:00 p.m (Israel time)).

The Board of Directors has fixed the close of business on August 31, 2011 as the record date for determination of shareholders entitled to notice of, to attend and to vote at, the Meeting.  Only shareholders of record at the close of business on August 31, 2011 (the “Record Date”) are entitled to vote at the Meeting.  Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

The accompanying Proxy Statement contains additional information with respect to the matters on the agenda and certain related matters.

You are cordially invited to attend the Meeting.  Whether or not you intend to attend the Meeting, you are urged to promptly complete, date and execute the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.  Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

Copies of the Company’s audited financial statements for the fiscal year ended December 31, 2010, together with the report of the auditors thereon and the complete copy of the proposed resolutions, will be available for public inspection each day from September 19, 2011 until September 22, 2011, between the hours of 9:00 a.m. – 5:00 p.m. at the Company’s offices at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel.

By order of the Board of Directors
/s/ Zwi Williger

Zwi Williger
Chairman
September 4, 2011

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street,Northern Industrial Zone,
Yavne 81106 Israel

PROXY STATEMENT
_______________________

This proxy statement is furnished to shareholders in connection with the solicitation by the Board of Directors of G. Willi-Food International Ltd. (the “Company”) of proxies to be voted at the Annual General Meeting (the “Meeting”) of the Company to be held on October 6, 2011 at 4:00 p.m. (Israeli time) at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106, Israel, and at any adjournment thereof.  This proxy statement and the proxies solicited hereby are first being sent or delivered to shareholders on or about September 6, 2011.

General Information

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  A form of proxy for use at the Meeting is attached. All Ordinary Shares of the Company, nominal value NIS 0.1 per share (the “Ordinary Shares”), represented at the Meeting by properly executed proxies received by the Company at its offices or the offices of the Company’s transfer agent by 4:00 p.m. (Israel time) at least 48 hours prior to the Meeting and which are not revoked will be voted at the Meeting in accordance with the instructions contained therein.  If the person executing or revoking a proxy does so under a power of attorney or other authorization, including authorization by a corporation’s board of directors or shareholders, the Company must receive the original or a duly certified copy of the power of attorney or other authorization.  A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting or by executing a later proxy, provided that such later proxy is received within the above-referenced time period, or by submitting a written notice of revocation to the Secretary of the Company at the Company’s offices at least 24 hours prior to the Meeting.  If the proxy is signed properly by the shareholder and is not revoked, it will be voted at the Meeting.  If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification.  Otherwise, subject to applicable law, the proxy will be voted in favor of each of the matters described herein.

The presence of two or more shareholders in person or by proxy representing not less than 25% of the outstanding Ordinary Shares entitled to vote at the Meeting will constitute a quorum for the transaction of business at the Meeting.  Under the Company’s Articles of Association, if a quorum is not present within one-half hour of the commencement time of the Meeting, the Meeting will be adjourned automatically until one week thereafter at the same time and place, or at any other time and place as the Directors may designate and state in a notice to the shareholders.  If, within one-half hour after the adjourned Meeting is reconvened, a quorum of two or more shareholders representing at least 25% of the outstanding Ordinary Shares entitled to vote is not present, then the Meeting shall be held with any number of participants who may discuss all the matters for which the first meeting was convened.

Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact.  Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares.  The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The adoption of resolutions 1, 2 and 3 as described herein is contingent upon, in each case, the favorable vote of a simple majority of the Company’s shareholders attending and voting at the Meeting.

    The adoption of resolution 4, 5, 6 and 7 is contingent upon the favorable vote of a simple majority of the Company’s shareholders attending and voting at the General Meeting of the Company’s shareholders, provided that either (i) such majority includes majority of the total votes of shareholders who are disinterested shareholders (as defined in the Israel Companies Law), or anyone on their behalf, participating in the voting in person or by proxy (with abstentions not taken into consideration in counting the above-referenced shareholder votes), or (ii) the total number of shares of disinterested Shareholders mentioned in (i) above that vote against such resolution does not exceed two percent of the aggregate voting rights in the Company.  Shareholders are required to indicate whether they are interested or disinterested Shareholder for their vote to be counted.

Only shareholders of record at the close of business on August 31, 2011 (the “Record Date”) are entitled to vote at the Meeting.  At the close of business on the Record Date, 13,573,679 Ordinary Shares were outstanding and eligible for voting at the Meeting.  Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

To the extent you would like to state your position with respect to any of the proposals described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Israeli Companies Law, you may do so by delivery of a notice to the Company’s offices located at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel, not later than September 13, 2011.  Our Board of Directors may respond to your notice not later than September 18, 2011.

Following the Meeting, one or more shareholders holding, at the Record Date, at least 678,684 Ordinary Shares, which represent approximately five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company’s offices during business hours.

THIS PROXY AND PROXY CARD SHALL ALSO SERVE AS A VOTING DEED (KTAV HATZBA’A) AS SUCH TERM IS DEFINED UNDER THE ISRAELI COMPANIES LAW.

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of August 31, 2011, the number of Ordinary Shares beneficially owned by each shareholder known to the Company to own more than 5% of the Ordinary Shares. The information presented in the table is based on 13,573,679 Ordinary Shares outstanding as of August 31, 2011.

Name and Address	Number of Ordinary Shares Beneficially Owned		Percentage of Ordinary Shares
Willi Food Investments Ltd. (“Willi Food”) (1)	7,171,737		52.84%
Joseph Williger (1)(2)	7,180,337	(2)	52.90%
Zwi Williger (1)(2)	7,676,144	(2)	56.55%
All directors and officers as a group (2 persons)	7,684,744	(2)	56.62%

(1)
Willi Food’s securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi Food are located at 4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106 Israel.  The business address of each of Messrs. Joseph Williger and Zwi Williger is c/o the Company, 4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106 Israel.

(2)
Includes 7,171,737 Ordinary Shares owned by Willi Food. Messrs. Zwi Williger and Joseph Williger serve as directors of Willi Food and of the Company, and are deemed under the Israeli Companies Law as the Controlling Shareholders of Willi Food.

All of the shareholders of the Company (including Willi Food) have the same number of votes for each ordinary share held.  Accordingly, the major shareholder of the Company, Willi Food, does not have voting rights that are different from those of the Company’s other shareholders. The Company believes that, as of August 31, 2011, 5,888,935 Ordinary Shares (approximately 43.38% of its outstanding Ordinary Shares) were held by persons who were not Officers, Directors or the owners of 10% or more of the Company's outstanding Ordinary Shares. As of August 31, 2011, there were 18 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record, including a part of the Company’s shares held by Willi Food through brokers, represented approximately 53% of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

PROPOSAL NO. 1	ELECTION OF DIRECTORS

The Board of Directors has proposed that the following persons, all of whom are incumbent Directors, be re-elected as Directors to serve in such office until the next Annual General Meeting of shareholders, and until their respective successors have been duly elected: (i) Joseph Williger, (ii) Zwi Williger and (iii) Haim Gertel.  Such nominees are to serve together with Mr. Ariel Herzfeld and with Ms. Talma Barbash Knoller, who serve as a External Directors of the Company.  Unless authority to do so is withheld, it is intended that proxies solicited by the Board of Directors will be voted for the election of the persons nominated.  If any nominee is unable or unwilling to serve, which the Board of Directors does not anticipate, the persons named in the proxy will vote for another person in accordance with their best judgment.

The following information with respect to each person nominated and recommended to be elected as Director is based upon the records of the Company and information furnished to it by the nominee.

Joseph Williger, age 54, has served as a Director and the Chief Executive Officer (or general manager) of the Company since its inception in January 1994. He has also served as a Chairman of the Company’s subsidiaries, W.F.D. (Import, Marketing and Trading) Ltd. (“W.F.D.”) and Gold Frost Ltd. (“Gold Frost”), since November 1996 and April 2001, respectively.  Mr. Williger has also served as a Director and as Chairman of the Board of Willi Food, the Controlling Shareholder of the Company, since December 1992 and June 1994, respectively. Mr. Williger has served as Director of Titanic Food Ltd. (“Titanic”), a company he owns together with Mr. Zwi Williger, since April 1990.  Mr. Williger attended Bar-Ilan University in Israel and Nortrige University in Los Angeles. Mr. Williger is the brother of Zwi Williger, Chairman of the Board of Directors of the Company and Chief Operating Officer.

Zwi Williger, age 56, has served as the active Chairman and Chief Operating Officer of the Company since January 1997, and from the inception of the Company until January 1997, as a Director and Manager of Marketing Development of the Company. Mr. Williger has also served as a Director of the Company’s subsidiaries, W.F.D., Gold Frost and as Chairman of Shamir Salads Ltd., since November 1996, April 2001 and January 2008, respectively. In addition, Mr. Williger has served as a Director of Willi Food since December 1992 and as a Director of Titanic since April 1990. Mr. Williger attended Fresno University in California.  Zwi Williger is the brother of Joseph Williger, a Director and Chief Executive Officer of the Company.

Haim Gertal, age 75, has served as a Director of the Company since August 2010. Mr. Gertal is a member of the Audit Committee of the Company. From 1979 to 1999, Mr. Gertal was the general manager of Hanetz Import & Export Ltd., a subsidiary of Shufersal Ltd., the biggest supermarket chain in Israel, and at the same time served as head of the Food Importers Committee at the Israeli chamber of commerce. From 1954 to 1979 he served in the IDF, inter alia as commander of a logistics center, after being trained in logistics system management, and retired as a colonel. Mr. Gertal received his degree in Economy, Political Science and Sociology (B.A.) from Bar-Ilan University, Israel.

    A recent amendment No. 16 to the Israeli Companies Law, 5759-1999 ("Amendment No. 16") forbids a person or his immediate family members to serve as both a Chairman and a CEO. Assuming the adoption of Proposal No. 4 below, following the Meeting, the Management Services Agreements with companies controlled by each of Messrs. Zwi Williger and Joseph Williger will become effective retroactively from September 15, 2011. Under these agreements Mr. Zwi Williger will serve as the active Chairman of the Board of Directors of the Company, and Mr. Joseph Williger will serve as the President of the Company. Mr. Zwi Williger will no longer serve as Chief Operating Officer of the Company, and Mr. Joseph Williger will no longer serve as Chief Executive Officer of the Company.

Audit Committee

        The Company’s Ordinary Shares are listed for quotation on the Nasdaq Capital Market, and the Company is subject to the rules of the Nasdaq Capital Market applicable to listed companies.  Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent Directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.  Haim Gertel, Talma Barbash Knoller and Ariel Herzfeld qualify as independent Directors under the current Nasdaq requirements and are members of the Audit Committee.  Under applicable SEC and Nasdaq requirements, our audit committee is directly responsible for the appointment, compensation and oversight of our independent auditors.

        The responsibilities of the audit committee under the Israeli Companies Law include identifying irregularities in the management of the company’s business and approving related party transactions as required by law.

Independent Directors

The Company is a “Controlled Company” within the meaning of the Nasdaq rules since more than 50% of its voting power is held by Willi Food. As a Controlled Company, the Company is exempt from certain Nasdaq independence requirements, such as the requirement that a majority of the Board of Directors be independent and the rules relating to independence of Directors approving nominations and executive compensation.

Each of the director nominees has notified the Company that he complies with all requirements under the Israeli Companies Law for serving as a director.

    It is proposed that at the Meeting, the following Resolution be adopted:

   “RESOLVED, that each of Joseph Williger, Zwi Williger and Haim Gertel be, and hereby is, elected to hold office as a Director of the Company until the close of the next Annual General Meeting.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

The Board of Directors unanimously recommends that the shareholders vote FOR Proposal No. 1.

PROPOSAL NO. 2	RE-APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Deloitte Touche Tohmatsu - Brightman, Almagor, Zohar & Co. CPA (ISR), Independent Accountants (“Deloitte”), as independent auditors of the Company for the year ending December 31, 2011 and for the period until the next Annual General Meeting of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration. Deloitte served as the Company’s independent auditors for the year ended December 31, 2010.

    It is proposed that at the Meetig, the following Resolution be adopted:

   “RESOLVED, to approve the appointment of Deloitte Touche Tohmatsu - Brightman, Almagor, Zohar & Co. CPA (ISR), Independent Accountants, as independent auditors of the Company for the year ending December 31, 2011 and for the period until the next Annual General Meeting of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

The Board of Directors unanimously recommends that the shareholders vote FOR Proposal No. 2

PROPOSAL NO. 3	APPROVAL OF AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION

   At the Meeting, the shareholders will be asked to adopt amendments to the Amended and Restated Articles of Association of the Company which will become effective upon shareholder approval. In light of the recent Amendment No. 16, amendments are proposed to be made to the Amended and Restated Articles of Association, in order to simplify and clarify procedural requirements in relation to Amendment No. 16, including with respect to meetings of the Board of Directors and shareholders. The proposed amendments to the Amended and Restated Articles of Association are set forth on Appendix A attached to this Proxy Statement

   It is proposed that at the Meeting, the following Resolution be adopted:

   “RESOLVED, that the proposed amendments to the Articles of Association of the Company, as set forth in Appendix A to the proxy statement for the 2011 Annual General Meeting of Shareholders be, and hereby are, approved and adopted.”

                    The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

The Board of Directors unanimously recommends that the shareholders vote FOR Proposal No. 3

PROPOSAL NO. 4	APPROVAL OF EXTENSION OF AND AMENDMENT TO THE COMPANY'S MANAGEMENT SERVICES AGREEMENTS

At the Meeting, the shareholders will be asked to approve the extension of, and certain amendments to, the Management Services Agreements (as defined below), entered into by the Company with companies controlled by each of Messrs. Zwi Williger and Joseph Williger. The terms of the aforementioned agreements will commence as of September 15, 2011 and continue until September 14, 2014. Pursuant to the agreements, as extended and amended, Mr. Zwi Williger will serve as the active Chairman of the Board of Directors of the Company and Mr. Joseph Williger will serve as the President of the Company.

Mr. Zwi Williger is Chairman of the Board of Directors and Chief Operating Officer of the Company, and Mr. Joseph Williger is a Director and Chief Executive Officer of the Company and a brother of Mr. Zwi Williger. Pursuant to the recent amendment to the Israeli Companies Law, as described above, following the Meeting, the Management Services Agreements will become effective retroactively from September 15, 2011.

On June 1, 1998, the Company entered into Management Services Agreements with companies controlled by each of Messrs. Joseph and Zwi Williger (collectively, the “Williger Management Companies”), pursuant to which Messrs. Joseph and Zwi Williger were to provide management services on behalf of the Williger Management Companies to the Company and to its subsidiary, Gold Frost Ltd. (the “Management Services Agreements”).  These agreements were subsequently amended in August 2005 and February 2006.

The Management Services Agreements, as amended, were for a period of five years commencing on July 20, 2005.  Under the terms of the Management Services Agreements, each of the parties could terminate the agreement at any time, and for any reason, by prior written notice, which was to be delivered to the other party as follows:

•	The Company could terminate the agreement at any time, and for any reason, by prior written notice of at least 18 months.

•	Each Williger Management Company could terminate its agreement at any time, by prior written notice of at least 180 days.

In addition, under the terms of the agreements, if a Williger Management Company terminated the Management Services Agreement, the Williger Management Company was entitled to receive the management fees for a period of six (6) months, which would begin after the aforementioned required notice period, whether or not it continued to provide the Company with any management services during such six-month period.

The Management Services Agreements did not grant vacation days to Messrs. Zwi Williger and Joseph Williger.

Each of the Management Services Agreements provided for monthly service fees equal to USD 24,500 (excluding VAT) and an annual bonus at a rate of 3% of the Company’s pre-tax annual profits, if such profits were equal to or less than NIS 3.0 million, or at a rate of 5% if such profits exceeded such level.  The Management Services Agreements provided that benefits in general, including the social benefits of Messrs. Joseph or Zwi Williger, and income tax payments, national insurance payments and other payments due to employees in respect to their employment, were to be paid for at the sole expense of the Williger Management Companies. The Management Services Agreements further provided the Williger Management Companies with vehicles for the use of Messrs. Zwi Williger and Joseph Williger, and full reimbursement (of an unlimited sum) of expenses incurred by Messrs. Zwi Williger and Joseph Williger while providing management services to the Company.

The Williger Management Companies undertook to indemnify the Company with respect to any claims against the Company with respect to employer/employee relations.  In addition, each of the Management Services Agreements included confidentiality and non-competition provisions for the duration of the Management Services Period.

On March 13, 2008 the General Meeting of Shareholders, following the unanimous approval of the Audit Committee and the Board of Directors from January 2, 2008, approved the amendment of the Management Services Agreements as follows:

(a)
The monthly service fees according to the Management Services Agreements ceased to be linked to the US Dollar and were to be converted into NIS 102,900 (excluding VAT) linked to changes in the Israeli consumer price index that was known at January 2008.

(b)
The terms of the Management Services Agreements were extended indefinitely, subject to clause (c) below; provided however that in the event the Williger Management Company provides the management services to the Company without the presence of Messrs. Zwi Williger or Joseph Williger, as the case may be, and/or in the case of the death and/or permanent disability of Messrs. Zwi Williger or Joseph Williger, the Company would be entitled to terminate the Management Services Agreement immediately.

(c)
Each of the parties to the Management Services Agreements could terminate the agreement at any time, and for any reason, by prior written notice which was to be delivered to the other party as follows:

•	The Company could terminate the agreement at any time, and for any reason, by prior written notice of at least 36 months.
•	The Williger Management Company could terminate the agreement at any time, by prior written notice of at least 180 days.

(d)
If a Williger Management Company was to terminate the Management Services Agreement, the Williger Management Company would be entitled to receive the management fees for a period of twelve (12) months, which would begin after the prior notice period, whether or not it provided the Company with any management services during such twelve-month period.

(e)
In addition, the Management Services Agreements contained provisions entitling each of Messrs. Zwi Williger and Joseph Williger to 30 vacation days per year, during which days the applicable Williger Management Company would not provide management services to the Company. Unused vacation days could be accumulated and paid for in lieu of taking such days as vacation.

    In March 2011, the Israeli Parliament adopted Amendment No. 16, which implemented a comprehensive reform in the corporate governance of Israeli companies.  Some of the provisions of the Amendment became effective on May 15, 2011, others will become effective on September 15, 2011, and others will become effective on November 15, 2011.   In accordance with Amendment No. 16, in general, any transaction or compensation arrangement with a Controlling Shareholder, including transactions and compensation arrangements that were in effect prior to Amendment No. 16, must be approved by the Audit Committee, Board of Directors and the General Meeting of Shareholders every three years.  Furthermore, existing transactions and compensation arrangements with Controlling Shareholders must be approved by the later of (i) November 15, 2011, and (ii) three years from the date the transaction was last approved by the General Meeting of Shareholders.

On August 28, 2011 and August 30, 2011, the Audit Committee and the Board of Directors of the Company, respectively, unanimously approved the extension of the Management Services Agreements described above, for three years, from September 15, 2011 until September 14, 2014. The approval was granted subject to (i) the approval of the General Meeting of Shareholders by a special majority and (ii) the amendment of the Management Services Agreements to (A) provide that Mr. Zwi Williger would serve as active Chairman of the Board of Directors of the Company and no longer serve as Chief Operating Officer, and Mr. Joseph Williger would serve as President of the Company and no longer serve as Chief Executive Officer and (B) reduce from 36 months to 18 months the prior notice that the Company must provide to a Williger Management Company in the event that the Company wishes to terminate the Management Service Agreement.  Messrs. Zwi Williger and Joseph Williger did not participate in the meetings of the Audit Committee and the Board of Directors.

In making its decision, the Audit Committee and Board of Directors of the Company considered several factors, including comparable industry data, data of peer companies in our industry, the responsibilities and duties performed by Messrs. Zwi Williger and Joseph Williger, the equity and compensation for comparably situated positions, the estimation of Messrs. Zwi Williger and Joseph Williger expected contributions to the future growth and profitability of the Company, as well as certain other factors.

    It is proposed that at the Meeting, the following Resolution be adopted:

   “RESOLVED, to extend and amend the Management Services Agreements with the Williger Management Companies for 3 years, from September 15, 2011 until September 14, 2014, pursuant to which  Mr. Zwi Williger would serve as active Chairman of the Board of Directors of the Company, and Mr. Joseph Williger would serve as President of the Company, and to reduce from 36 months to 18 months the prior notice that the Company is required to give to a Williger Management Company if the Company wishes to terminate the agreement.”

    The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is necessary for approval of this resolution, provided that either (i) such majority includes at least a majority of the votes of disinterested shareholders (as defined in the Israeli Companies Law) voting on this resolution (with abstentions not taken into consideration in counting the above-referenced shareholder votes) or (ii) the total number of votes of disinterested shareholders voted against this resolution does not exceed 2% of the aggregate voting rights in the Company.

    The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any relative of the shareholder; (b) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5.0% of the shares or has the right to appoint a director or the chief executive officer; and (c) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

The Audit Committee and the Board of Directors unanimously recommends that the shareholders vote FOR Proposal No. 4.

PROPOSAL NO. 5	APPROVAL OF EXTENSION OF THE INDEMNIFICATION LETTER FOR DIRECTORS’ AND OFFICERS’ WHO ARE CONTROLLING SHAREHOLDERS

   The Israeli Companies Law and our Articles of Association authorize us, to agree in advance to exempt and indemnify our directors and officers, subject to certain conditions and limitations.  In the past, our Audit Committee, Board of Directors and the General Meeting of Shareholders have approved the granting of exemption and indemnification letters to all our directors and officers (including a director and/or officer who may be deemed a Controlling Shareholder, within the meaning of the Israeli Companies Law).

                    In light of the recent enactment of Amendment No. 16, an agreement with a Controlling Shareholder, such as our exemption and indemnification letter, must be approved every three years by the Audit Committee, Board of Directors and by a special majority of the General Meeting of Shareholders.  Furthermore, existing agreements with Controlling Shareholders must be approved by the later of (i) November 15, 2011 and (ii) three years from the date the transaction was last approved by the General Meeting of Shareholders.

    Messrs. Zwi Williger and Joseph Williger are deemed under the Israeli Companies Law to be the Controlling Shareholders of the Company.

    For the avoidance of doubt, the extended exemption and indemnification letter is identical to the form that was approved by the General Meeting of Shareholders on July 20, 2005, for all directors and officers (including a director and/or officer who may be deemed to be a Controlling Shareholder, within the meaning of the Israeli Companies Law).  A copy of the exemption and indemnification letter approved by the General Meeting of Shareholders in July 2005 may be found in Exhibit A to the following link:

 http://www.sec.gov/Archives/edgar/data/1030997/000117891305000813/zk51619.txt

    Our Audit Committee and Board of Directors believe that approval of the extension of the exemption and indemnification letter granted to the Controlling Shareholders in their capacity as Directors and Officers of the Company (Mr. Zwi Williger in his capacity as Chairman and/or COO and Mr. Joseph Williger in his capacity as Director and/or CEO and/or President) is in our Company’s best interest and unanimously granted their approval on August 28, 2011 and on August 30, respectively.  Messrs. Zwi Williger and Joseph Williger did not participate in the meetings of the Audit Committee and the Board of Directors.

    It is proposed that at the Meeting, the following Resolution be adopted:

   “RESOLVED, to extend the exemption and indemnification letter for officers and directors of the Company who are Controlling Shareholders for three years, from November 15, 2011 until November 14, 2014.”

    The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is necessary for approval of this resolution, provided that either (i) such majority includes at least a majority of the votes of disinterested shareholders (as defined in the Israeli Companies Law) voting on this resolution (with abstentions not taken into consideration in counting the above-referenced shareholder votes) or (ii) the total number of votes of disinterested shareholders voted against this resolution does not exceed 2% of the aggregate voting rights in the Company.

    The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any relative of the shareholder; (b) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5.0% of the shares or has the right to appoint a director or the chief executive officer; and (c) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

The Audit Committee and the Board of Directors unanimously recommend that the shareholders vote FOR Proposal No. 5.

PROPOSAL NO. 6	APPOINTMENT OF MS. LITAL WILLIGER AS A MARKETING MANAGER IN THE COMPANY AND APPROVING HER COMPENSATION

    Under the Israeli Companies Law, the compensation of an office holder who is a Controlling Shareholder or his relative must be approved by our Audit Committee, Board of Directors and by a special majority of the General Meeting of Shareholders. Ms. Lital Williger is the daughter of Mr. Joseph Williger, who may be deemed to be a Controlling Shareholder of our Company, and therefore her compensation must be approved as set above.

    The Board of Directors has proposed that the Ms. Lital Williger be elected as a Marketing Manager in the Company and to serve in such office for a period of three consecutive years. At the Meeting, the Shareholders will be asked to approve Ms. Williger's monthly salary in the gross amount of NIS 9,000 (currently equivalent to US$ 2,500) including benefits customarily provided by the Company to its senior employees and including the maintenance of her vehicle or the use of a company's vehicle. Ms. Williger salary will be increased to NIS 10,000 (currently equivalent to US$ 2,800) after the 12th month anniversary of her employment and to NIS 11,000 (currently equivalent to US$ 3,050) after the 24th month anniversary of her employment. The amounts of compensation to be approved pursuant to this proposal have been unanimously approved by the Company’s Audit Committee on August 28, 2011 and by the Company's Board of Directors on August 30, 2011. Messrs. Zwi Williger and Joseph Williger did not participate in the meetings of the Audit Committee and the Board of Directors.

    The following information supplied with respect to Ms. Williger is based upon the information furnished to the Company by Ms. Williger.

    Ms. Lital Williger, age 28, has extensive work experience in marketing. Between 2008–2010, Ms. Williger worked as a P.R Account Manager at SMG, one of the leading advertizing and PR firms in Israel. From 2010 until the present, Ms. Williger worked as an advertising and marketing communication manager at Renuar and 24/7, two of Israel's leading fashion brands with more than 150 stores nationwide. Ms. Williger received her BA in Media & Business Administration (with major in Marketing and PR) from the Interdisciplinary Center in Herzeliya, Israel.

    It is proposed that at the Meeting, the following Resolution be adopted:

    "RESOLVED, to appoint Ms. Lital Williger as a marketing manager in the Company for a period of three years commencing on the date of the General Meeting of Shareholders' approval and to approve her compensation."

    The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is necessary for approval of this resolution, provided that either (i) such majority includes at least a majority of the votes of disinterested shareholders (as defined in the Israeli Companies Law) voting on this resolution (with abstentions not taken into consideration in counting the above-referenced shareholder votes) or (ii) the total number of votes of disinterested shareholders voted against this resolution does not exceed 2% of the aggregate voting rights in the Company.

    The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any relative of the shareholder; (b) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5.0% of the shares or has the right to appoint a director or the chief executive officer; and (c) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

The Audit Committee and the Board of Directors unanimously recommends that the shareholders vote FOR Proposal No. 6

PROPOSAL NO. 7	APPROVAL OF EXTENTION OF THE SERVICE AGREEMENT BETWEEN THE COMPANY AND WILLI FOOD

    In light of the recent enactment of Amendment No. 16, an agreement with a Controlling Shareholder, such as our Service Agreement with Willi Food, must be approved every three years by the Audit Committee, Board of Directors and by a special majority of the General Meeting of Shareholders.  Furthermore, existing agreements with Controlling Shareholders must be approved by the later of (i) November 15, 2011 and (ii) three years from the date the transaction was last approved by the General Meeting of Shareholders.

    The Company has been providing certain services to Willi Food, its controlling shareholder, on an on-going basis since the commencement of the Company's operations, pursuant to a Service Agreement with Willi Food, which became effective as of May 19, 1997, which includes the use of an office space and facilities and certain management, financial, accounting, administrative and secretarial services.  In consideration for the services, Willi Food agreed to pay the Company a monthly fee equal to NIS 4.5 thousand plus VAT. This fee is payable quarterly and is linked to the Israeli CPI. As of August 31, 2011, the monthly fee is NIS 6.8 thousand (USD 1.9 thousand) plus VAT. The Service Agreement is mutually terminable upon three months' prior notice.

   On August 30, 2011, the Audit Committee and the Board of Directors of the Company, respectively, unanimously approved the extension of the Service Agreement described above, for three years, from November 15, 2011 until November 14, 2014. Messrs. Zwi Williger and Joseph Williger did not participate in the meetings of the Audit Committee and the Board of Directors. The Audit Committee and the Board of Directors of the Company believes that the fees for these services and the terms of such Service Agreement are no less favorable to it than could be obtained from an unaffiliated third party.

    It is proposed that at the Meeting, the following Resolution be adopted:

    "RESOLVED, to extend the Service Agreement between the Company and Willi Food for three years, from November 15, 2011 until November 14, 2014."

   The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is necessary for approval of this resolution, provided that either (i) such majority includes at least a majority of the votes of disinterested shareholders (as defined in the Israeli Companies Law) voting on this resolution (with abstentions not taken into consideration in counting the above-referenced shareholder votes) or (ii) the total number of votes of disinterested shareholders voted against this resolution does not exceed 2% of the aggregate voting rights in the Company.

   The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any relative of the shareholder; (b) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5.0% of the shares or has the right to appoint a director or the chief executive officer; and (c) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

The Audit Committee and the Board of Directors unanimously recommends that the shareholders vote FOR Proposal No. 7

REVIEW OF THE FINANCIAL STATEMENTS OF THE COMPANY, AUDITORS’ REPORT AND DIRECTORS’ REPORT

The Company will distribute at the Meeting the financial statements, the auditors’ report and the directors’ report for the fiscal year ended December 31, 2010, and will present to the Company shareholders certain highlights thereof.

INFORMATION ABOUT THE COMPANY

Copies of the Company’s audited financial statements for the fiscal year ended December 31, 2010, together with the report of the auditors thereon and the complete copy of the proposed resolutions, will be available for public inspection each day between September 19, 2011 until September 22, 2011, between the hours of 9:00 a.m. – 5:00 p.m. at the Company’s offices at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel.

A copy of the Company’s financial statements for the year ended December 31, 2010, together with the report of the auditors thereon, is available upon request by writing to Mr. Baruch Shusel, CPA, G. Willi-Food International Ltd., 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel.

Dated: September 4, 2011

By Order of the Board of Directors
Zwi Williger, Chairman

Appendix A

(Marked to show proposed Amendments to
Amended and Restated Articles of Association of the Company)

Article 72 will be restated as follows:

"The Number of Directors, their appointment to office and the termination thereof.

72.
The number of members of the Board of Directors shall be determined from time to time in the General Meeting and shall not be less than four (4) and, for as long as the General Meeting has not determined otherwise, the number shall not exceed fifteen (15). Two of the Directors shall be External Directors, as provided in Article 94 below. ~~A corporation is qualified to serve as a Director of the Company subject to the provisions of Section 236 of the Companies Law.~~The Members of the Board of Directors for the time being shall constitute the Company's Board of Directors and if there is only one Director, he shall constitute the Board of Directors."

***

Article 78 will be amended and restated as follows:

"78.	Subject to the provisions of these Articles and the Companies Law, the office of a Director shall be ipso facto vacated upon the happening of any of the following events:

78.1	If he has resigned from his office and has delivered a notice thereof to the Company or to the Chairman of the Board of Directors;

78.2	If removed from office by the Shareholder who had appointed him;

78.3	Upon his death;

78.4
If he suspends payment of his debts and becomes insolvent or if he compounds with his creditors or is adjudged bankrupt ~~, or, in the case of a corporation, resolves to enter into voluntary liquidation; or if an order for its liquidation is issued.~~

78.5	If he be declared of unsound mind or in any other manner is declared to be an incapacitated person;

78.6
If the General Meeting, by unanimous resolution, appropriates to itself, the power to appoint Directors as aforesaid in Article 73 hereinabove, or if removed from office by resolution of the General Meeting;

78.7	If convicted of a felony as set out in Section 232 of the Companies Law;

78.8	By resolution of a court as set out in Section 233 of the Companies Law."

***

Article 92 will be amended and restated as follows:

         "business manager/general manager

92. 92.1
~~Subject to these Articles and the Law, the Board of Directors will from time to time appoint a General Manager for such period, on such terms and with such powers as the Board may determine. The appointment of a General Manager is subject to the approval of a General Meeting. The compensation of the General Manager may be by salary or any other consideration as determined by the Board and approved by a General Meeting.~~ [intentionally omitted].

92.2
A General Manager will be subject to the provisions of any contract between him and the Company, the terms of which will be approved by the Board of Directors and by the General Meeting, as required by the Law.

92.3
The General Manager may hold, while he is General Manager, the office of a Director, if he is elected or appointed in accordance with the provisions of these Articles. If so elected the General Manager is subject to the same provisions as resignation and removal as the other Directors. In regard to his position as General Manager, the General Manager ~~will be appointed as provided in Article 92.1 above and~~ may be removed by the Board of Directors. If he ceases to hold the office of General Manager for any reason and at that time he serves as a Director, he will immediately cease to be a Director. In any case, if the General Manager does not serve as a Director, he will be entitled to participate in any Board meeting.

92.4
Subject to the supervision of the Board of Directors, the General Manager may exercise all powers of the Company and do on behalf of the Company all acts as may be exercised and done by the Company and that are not by the Law or by these Articles required to be exercised or done by other Company bodies. No resolution made by a General Meeting will invalidate any prior act of the General Manager that would have been valid if such resolution had not been made.

92.5.	Subject to applicable law and the specific or general approval of the Board, the General Manager may delegate any of his powers to another person.

92.6
The General Meeting and/or the Board of Directors may assume powers granted under these Articles or by law to the General Manager, provided that such decision to assume power specifies the matters and time period for which such powers are assumed, and such time period does not exceed the period of time required to address such matters."

***

Article 94 will be amended and restated as follows:

        "External Directors

94.	94.1	The Board of Directors will include at least two (2) External Directors complying with the qualifications described in the Law.

94.2	An External Director will be appointed by a majority vote at a General Meeting, provided that:

94.2.1
The majority vote at the General Meeting including at least a majority of the shares of non-controlling shareholders who meet certain non-affiliation criteria all, as provided under Section 276 to the Companies Law, voted at the meeting, vote in favor of such resolution appointing an External Director (not including abstentions); or ~~will include at least one-third (1/3) of the total number of the votes of the non-controlling Shareholders voting at the meeting. For the purposes of this Article, abstentions will not be taken into consideration in counting the total number of the non-controlling Shareholders; and~~

94.2.2
The total number of shares~~non-controlling Shareholders~~voting against the resolution appointing an External Director does not exceed~~is not more than one~~ two percent (~~1~~2%) of the overall voting rights in the Company.

94.3	The compensation and indemnification of expenses of External Directors will be in accordance with the applicable provisions of the Law.

94.4
Subject to the provisions of Section 245 of the Companies Law ~~An~~ an External Director will be appointed for a period of three (3) years and his office may be extended by a resolution of the General Meeting for an additional three (3) years. An External Director may be removed from his office only in accordance with the applicable provisions of the Law."

***

Article 101 will be amended and restated as follows:

"meetings of the board of directors and the proceedings thereat

101.
Notwithstanding the provisions of the preceding Article 100, the Board of Directors may, in urgent matters, and with the ~~unanimous~~ consent of a majority of~~all~~  the Directors then in office, convene a Meeting without any prior notice or by lesser notice."

PROXY CARD FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

G. WILLI-FOOD INTERNATIONAL LTD.

October 6, 2011

Please date, sign, and mail your proxy card in the envelope provided as soon as possible.

This Proxy is solicited
 on behalf of the Board of Directors

The undersigned shareholder of G. WILLI-FOOD INTERNATIONAL LTD. (the “Company”) does hereby appoint Messrs. Joseph Williger and Zwi Williger, and each of them severally, each with full power of substitution and revocation, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company, to be held at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel, on October 6, 2011 at 4:00 p.m. Israel time, and at any adjournment thereof, upon:

1.	A) Re-election of Mr. Joseph Williger as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐ AGAINST ☐ ABSTAIN ☐

B) Re-election of Mr. Zwi Williger as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐       AGAINST ☐       ABSTAIN ☐

C) Re-election of Mr. Haim Gertel as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐       AGAINST ☐       ABSTAIN ☐

2.
To approve the re-appointment of Deloitte Touche Tohmatsu - Brightman, Almagor, Zohar & Co. CPA (ISR) as the Company’s Independent Auditors for the year ending December 31, 2011, and for the period until the next Annual General Meeting of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration.

FOR ☐       AGAINST ☐       ABSTAIN ☐

3.	To approve amendments to the Company’s Articles of Association in order to comply with the recent Amendment No. 16 to the Israeli Companies Law, 5759-1999.

FOR ☐       AGAINST ☐       ABSTAIN ☐

4.
To approve the extension and amendment to the management services agreements entered into by the Company with companies controlled by each of Messrs. Zwi Williger and Joseph Williger, respectively, as of September 15, 2011, pursuant to which Zwi Williger would serve as the active Chairman of the Board of Directors of the Company and Joseph Williger would serve as President of the Company.

FOR ☐       AGAINST ☐       ABSTAIN ☐

Do you have a personal interest in resolution 4?  (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐       NO ☐

5.
To approve the extension of the exemption and indemnification letters for Directors and Officers who are deemed to be the Controlling Shareholders of the Company (as such terms are defined in the Israeli Companies Law).

FOR ☐       AGAINST ☐       ABSTAIN ☐

Do you have a personal interest in resolution 5?  (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐       NO ☐

6.	To appoint Ms. Lital Williger, the daughter of Mr. Joseph Williger, as a marketing manager in the Company and to approve her compensation.

FOR ☐       AGAINST ☐       ABSTAIN ☐

Do you have a personal interest in resolution 6?  (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐       NO ☐

7.	To approve the extension of the Service Agreement between the Company and Willi Food Investments Ltd., the controlling shareholder of the Company.

FOR ☐       AGAINST ☐       ABSTAIN ☐

Do you have a personal interest in resolution 7?  (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐       NO ☐

THE ORDINARY SHARES REPRESENTED BY THIS PROXY CARD, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO OTHER DIRECTION IS MADE, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE ADOPTION OF PROPOSALS 1, 2 AND 3 BUT NOT FOR PROPOSALS 4, 5, 6 AND 7. TO THE EXTENT PERMITTED BY LAW AND APPLICABLE STOCK EXCHANGE REQUIREMENTS THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement, and hereby revokes any proxy or proxies heretofore given:

Date: ___________________________________________________

Signature: _______________________________________________

 Signature: _______________________________________________

(Please sign exactly as your name appears above.  If shares are owned in joint names, each joint owner must sign. If signing as executor, administrator, trustee, attorney or guardian, or as an officer of a corporation or general partner of a partnership, please also give your full title)

PLEASE SIGN AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS NECESSARY IF MAILED IN THE UNITED STATES.